Exhibit 21


The following are ITIS's subsidiaries, all of which are wholly owned:

National Law Library, Inc., incorporated in the State of Texas GoverNet Affairs, Inc., incorporated in the State of Georgia Brief Reporter, LLC, incorporated in the State of Virginia ITIS, Inc., incorporated in the State of Texas PharmHouse Inc., incorporated in the State of Texas (a wholly owned subsidiary of ITIS, Inc. [Texas])


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